UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza,	300 East Lombard Street
40-44 rue Washington	Suite 1710
75008 Paris	Baltimore, MD 21202
France (Head Office)	United States
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium SE (the “Company”), dated July 24, 2024, announcing the launch of a proposed private offering by the Company of U.S. dollar denominated senior unsecured notes due 2032 and euro denominated senior unsecured notes due 2032 (the “Offering”).

Attached hereto as Exhibit 99.2 are excerpts from a preliminary offering memorandum that the Company intends to distribute to potential investors in connection with the Offering.

This Form 6-K shall not constitute an offer to sell or purchase, or a solicitation of an offer to purchase or sell, any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium SE on July 24, 2024 relating to the Offering.

99.2	Excerpts from Preliminary Offering Memorandum, dated July 24, 2024.

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

July 24, 2024	By:	/s/ Jack Guo
	Name:	Jack Guo
	Title:	Chief Financial Officer